Exhibit 99.1

Mobilicom Exclusively Trading on Nasdaq

Shoham, Israel, Oct. 19, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, today announced its stock is trading exclusively trading on the Nasdaq Capital Market effective October 19, 2023. The Company’s stock was previously dual listed and traded on the Australian Stock Exchange (ASX) under the ticker MOB.

“Mobilicom made a strategic decision to focus exclusively on the U.S. capital markets, as this reflects Mobilicom’s business operations and customer presence in the U.S. and in global markets,” stated Mobilicom CEO and Founder Oren Elkayam. “As we approach an inflection point in our growth, having our shares concentrated solely on Nasdaq, the world’s premier tech equity market, benefits our company and our shareholders. Being solely traded on Nasdaq will enable Mobilicom to eliminate ASX-related administrative expenses.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use .mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com